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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)
#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5E 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F                [X]                 Form 40-F                 [            ]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                [            ]                 No                [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        )]

PEACE ARCH LOGO

January 16, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT BEGINS PRODUCTION OF NEW TELEVISION SERIES
WHISTLER STORIES

        Vancouver, BC—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A" and "PAE.B") today announced that its wholly-owned subsidiary, The Eyes Multimedia Productions Inc., commenced shooting its new television series, Whistler Stories, in Whistler, British Columbia. The 13-episode half-hour television series will air in primetime on Alliance Atlantis' Life Network across Canada in the winter of 2002/2003.

        The weekly series explores the interwoven lives of real people who work and play in the Whistler area during the 2001/2002 winter season. The cast represents an eclectic and appealing mix of personality types working in a broad range of resort settings. With a roving, inquisitive eye, Whistler Stories explores their ambitions and passions in a setting of supernatural beauty and athletic risk-taking at one of the world's top ski and snowboarding resorts.

        "Whistler Stories is a character-based series designed for broad appeal—it is not an extreme-ski-movie," explained Stan Feingold, Producer with The Eyes Multimedia Productions. "To ensure that the content of the show is fresh and candid, the cast cannot be revealed at this time. However, we have found no shortage of interesting characters. The events occur in unscripted 24/7 real-time," continued Feingold, "we have our share of first dates and heartbreaks, snow sports victories and humiliating defeats—and nobody gets voted off the mountain."

        "We are very pleased to be a part of Whistler Stories," commented Jim Erickson, Vice President of Programming for Alliance Atlantis' Life Network. "Viewers come to Life Network for our Real Life Stories programming and this is a show that has all the elements viewers are looking for—excitement, romance, humour . . . these are captivating characters with engaging real life stories and we are confident our viewers will be tuning in when the series launches next year."

        "Whistler Stories is a series that is consistent with our strategy to produce programming with worldwide market appeal," stated Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group Inc. "The Whistler name, which is synonymous with a top resort destination, combined with a compelling cast of characters, will drive significant viewership worldwide."

        Production crews are based in the Resort Municipality of Whistler. Principal photography is scheduled during the height of the ski and snowboard season, from December 2001 to mid-April 2002.

        Whistler Stories will be included in Life Network's line-up of Real Life Stories. Life Network, part of the Alliance Atlantis Broadcasting Group, is the destination for intriguing Real Life Stories, a nightly programming block featuring an intimate look at the dramatic, adventurous and honest stories of others as they unfold.

        Peace Arch Entertainment Group and The Eyes Multimedia Productions are headquartered in Vancouver, BC. Additional information on Peace Arch, its award winning television series, feature films, and documentaries can be found at www.peacearch.com.

For media inquires, please contact: Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: (604) 681-9308 Email: cappleby@peacearch.com	For investor inquiries, please contact: RJ Falkner & Company, Inc. Investor Relations Counsel Tel: (800) 377-9893 Email: info@rjfalkner.com

PEACE ARCH ENTERTAINMENT GROUP INC.
Suite 500 - 56 East 2nd Avenue, Vancouver, BC Canada V5T 1B1
Tel: 604 681-9308 Fax: 604 681-3299 www.peacearch.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)
Date	January 16, 2002	By:	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

        This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

        Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

        The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

        This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

        If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

        This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

        Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

        Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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APPENDIX 2
PEACE ARCH LOGO
SIGNATURES